

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 3, 2007

Mr. Marcus C. Rowland
Executive Vice President and Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007**
> **Filed May 8, 2007**
> **File No. 1-13726**

Dear Mr. Roland:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 33

1.   You have identified cash flow from operations as a primary source of liquidity.
        Provide a discussion of the information necessary to understanding the changes in
        this item as disclosed in your statements of cash flows. Refer to Regulation S-K
        Item 303(a), the related instructions to Item 303(a) and Financial Reporting
        Codification Section 501.03.a.

Consolidated Balance Sheet, page 65

2.   The line item accrued liabilities exceeds 5% of total current liabilities. Separately
        state in the balance sheet, or as footnote disclosure, any item within accrued
        liabilities that exceeds 5% of total current liabilities as required by Regulation S-
        X Rule 5-02(20).

Notes to Consolidated Financial Statements

Note 11 – Supplemental Disclosures about Oil and Natural Gas Producing Activities

Net Capitalized Costs, page 105

3.   Your policy footnote disclosed that the present value of estimated future net
        revenues is adjusted for cash flow hedges. In addition to disclosing the impact of
        cash flow hedges on your ceiling limitation test, disclose the portion of future
        production hedged, and the dollar amount that would have been charged to
        income had the effect of cash flow hedges not been considered. Refer to Staff
        Accounting Bulletin Topic 12.D.3.b.

Standardized Measure of Discounted Future Net Cash Flows (unaudited), page 110

4.   Your 2006 standardized measure of discounted future net cash flows (SMOG), as
        disclosed on page 110, is significantly lower than the net book value of your oil
        and gas capitalized costs as disclosed on page 64. This difference appears to
        exceed any difference between a fair value cash flow model with price and cost
        escalations and SMOG, which is not considered representative of fair value, and
        calculated using fixed year-end price and cost assumptions.   Explain the reasons

for the difference between SMOG and capitalized costs and provide us with your SFAS 144 impairment analysis for 2006. We may have further comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief